UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu,Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Decision on Transfer of Shares or Investment Certificates of Other Corporations

This Report of Foreign Private Issuer on Form 6-K is furnished to update the information contained in the Report of Foreign Private Issuer on Form 6-K furnished by LG Display Co., Ltd. (the “Company”) to the Securities and Exchange Commission on August 1, 2024 under the title “Report of Material Business Matters Related to Investment Decisions,” regarding the Company’s selection of a Chinese display panel manufacturer to exclusively negotiate the sale of the Company’s equity interest in its TFT-LCD TV display panel manufacturing facilities located in Guangzhou, China. The key details of the report are as follows

1.
Subject of Sale
a.
51% equity interest in LG Display (China) Co., Ltd. (“LGD CA”) held by LG Display Headquarters
(amount: Korean Won (“KRW”) 1,184,937,612,862)
b.
8.5% equity interest in LGD CA held by LG Display Guangzhou Trading Co., Ltd. (“LGD GT”)
(amount: KRW 197,489,602,144)
c.
100% equity interest in LG Display Guangzhou Co., Ltd. (“LGD GZ”) held by LG Display Headquarters
(amount: KRW 643,220,784,994)
2.
Total Amount of Sale: KRW 2,025,648,000,000(sum of a + b + c)
3.
Purchaser (counterparty): TCL China Star Optoelectronics Technology (“TCL CSOT”)

Additional details of the sale of the Company’s equity interests in LGD GZ and LGD CA are as follows:

LG Display (China) Co., Ltd.

1.
Issuing Entity: LG Display (China) Co., Ltd.
a)
Place of incorporation: China
b)
Representative: Yoo Seok Park
c)
Share Capital: KRW 1,419,240,668,253
d)
Relationship to Company: Subsidiary engaged in panel manufacturing
e)
Total Number of Issued Shares: not applicable
f)
Main Business: Production and Sale of TV Display Products

2.
Details of the Sale of Equity Interest
i.
Number of Shares for Sale: not applicable
ii.
Sale Price: KRW 1,184,937,612,862
iii.
Total Equity of the Company: KRW 8,770,543,767,427
iv.
Ratio of Sale Price to Total Equity: 13.5%

3.
The Company’s Ownership Level Following the Sale: none

4.
Reason for the Sale: To upgrade the Company’s business structure to focus on its OLED panel business through the sale of its equity interest in LCD TV panel manufacturing subsidiary.

5.
Expected Date of the Completion of Sale: March 31, 2025

6.
Date of Resolution by the Board of Directors: September 26, 2024
a)
Participation by outside directors

i. Number of directors present: three

ii. Number of directors absent: one

b)
Participation by statutory auditors (audit committee members who are not outside directors): not applicable

7.
Other Considerations for Investment Decision
a)
The sale pertains to LG Display Headquarters’ 51% equity interest in LGD CA, and does not include the sale amount of the 8.5% equity interest in LGD CA held by LGD GT.
b)
The final amount of the sale price may be subject to change during the purchaser’s settlement process, foreign exchange approval and registration procedures.
c)
As no shares have been issued by LGD CA in accordance with local laws, items 1.e (the total number of issued shares) and 2.a. (the number of shares for sale) have not been specified.
d)
The amount of total equity set forth above in item 2.c. is based on the Company’s audited consolidated financial statements as of December 31, 2023 prepared based on K-IFRS.
e)
The sale price set forth above in item 2.a. has been translated from CNY to KRW at the initial exchange rate in effect on August 30, 2024 (CNY 1 to KRW 187.56).
f)
The expected date of the completion of sale in item 5 may be subject to change depending on the completion of various conditions precedent, including the approval of export of national core technologies by the Ministry of Trade, Industry and Energy of Korea and government approvals for business combinations in relevant jurisdictions.
g)
The Company’s audit committee is comprised entirely of outside directors, and all three outside directors present at the board of directors meeting were audit committee members. In addition, the detailed matters necessary for the execution of this transaction have been delegated to the Company’s chief executive officer.

Selected Financial Information of LGD CA

	[As of or for the six months ended June 30, 2024]	As of or for the year ended December 31, 2023	As of or for the year ended December 31, 2022
	(in millions of KRW)
Total Assets	2,410,130	2,491,888	2,651,061
Total Liabilities	275,824	337,994	355,541
Total Shareholders' Equity	2,134,306	2,153,893	2,295,520
Total Equity	1,419,241	1,419,241	1,419,241
Sales	1,145,472	1,921,939	2,175,878
Net Profit	108,801	133,486	380,788
Audit opinion	Unqualified opinion	Unqualified opinion	Unqualified opinion
Auditor	KPMG	KPMG	KPMG

LG Display Guangzhou Co., Ltd.

1.
Issuing Entity: LG Display Guangzhou Co., Ltd.
a.
Place of incorporation: China
b.
Representative: Yoo Seok Park
c.
Share Capital: KRW263,752,774,878
d.
Relationship to Company: Subsidiary engaged in module manufacturing
e.
Total Number of Issued Shares: not applicable
f.
Main Business: Production of TV Display Products

2.
Details of the Sale of Equity Interest
a.
Number of Shares for Sale: not applicable
b.
Sale Price: KRW 643,220,784,994
c.
Total Equity of the Company: KRW 8,770,543,767,427
d.
Ratio of Sale Price to Total Equity: 7.3%

3.
The Company’s Ownership Level Following the Sale: none

4.
Reason for the Sale: To upgrade the Company’s business structure to focus on its OLED panel business through the sale of its equity interest in LCD TV module manufacturing subsidiary.

5.
Expected Date of the Completion of Sale: March 31, 2025

6.
Date of Resolution by the Board of Directors: September 26, 2024
a)
Participation by outside directors

i. Number of directors present: three

ii. Number of directors absent: one

b)
Participation by statutory auditors (audit committee members who are not outside directors): not applicable

7.
Other Considerations for Investment Decision
a)
This transaction involves the sale of LG Display Headquarters’ 100% equity interest in LGD GZ to TCL CSOT. As LGD GZ currently holds a 20.5% equity interest in LGD CA, the sale will also involve the transfer of the 20.5% equity interest in LGD CA to TCL CSOT. The sale price of KRW 643,220,784,994 indicated under item 2.b. above includes the value of the 20.5% equity interest in LGD CA.
b)
The final amount of the sale price may be subject to change during the purchaser’s settlement process, foreign exchange approval and registration procedures.
c)
As no shares have been issued by LGD GZ in accordance with local laws, items 1.e (the total number of issued shares) and 2.a. (the number of shares for sale) have not been specified.
d)
The amount of total equity set forth above in item 2.c. is based on the Company’s audited consolidated financial statements as of December 31, 2023 prepared based on Korean International Financial Reporting Standards (“K-IFRS”).
e)
The sale price set forth above in item 2.a. has been translated from CNY to KRW at the initial exchange rate in effect on August 30, 2024 (CNY 1 to KRW 187.56).

f)
The expected date of the completion of sale in item 5 may be subject to change depending on the completion of various conditions precedent, including the approval of export of national core technologies by the Ministry of Trade, Industry and Energy of Korea and government approvals for business combinations in relevant jurisdictions.
g)
The Company’s audit committee is comprised entirely of outside directors, and all three outside directors present at the board of directors meeting were audit committee members. In addition, the detailed matters necessary for the execution of this transaction have been delegated to the Company’s chief executive officer.

Selected Financial Information of LGD GZ

	[As of or for the six months ended June 30, 2024]	As of or for the year ended December 31, 2023	As of or for the year ended December 31, 2022
	(in millions of KRW)
Total Assets	3,820,218	3,912,242	4,792,781
Total Liabilities	3,306,879	2,497,036	3,480,019
Total Shareholders’ Equity	513,339	1,415,206	1,312,763
Total Equity	263,753	263,753	263,753
Sales	2,144,773	3,063,485	3,371,505
Net Profit	96,945	143,464	128,300
Audit opinion	Unqualified opinion	Unqualified opinion	Unqualified opinion
Auditor	KPMG	KPMG	KPMG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: September 26, 2024 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President, Finance &

Risk Management Division